(HALLIBURTON LOGO)

1401 McKinney, Suite 2400 • Houston, Texas 77010
Phone 713.759.2600
Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
April 7, 2006
Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halliburton Company
Preliminary Proxy Statement on Schedule 14A
File No. 1-03492
Filed March 15, 2006
Dear Mr. Schwall:
This letter provides a response to comments 1 through 4 of the Staff of the Division of Corporation Finance letter to David J. Lesar dated April 6, 2006 with regard to its review of Halliburton Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2006. Halliburton’s responses to the Staff’s comments are prefaced by the Staff’s corresponding comments in bold text. Halliburton is submitting hard copies of this memorandum to Ms. Mellissa Campbell Duru and you.
Proposal to Approve Board Policy on Future Severance Agreements, page 31
1.	The disclosure in this proposal should provide shareholders with a concise and accurate summary of the resolution attached in Appendix E. Expand this discussion to define the term “severance” as used in this proposal. Define also what constitute “benefits” and set forth the material features of the proposed policy. For example, we note that future severance agreements would still allow for (i) amounts to be paid for consulting services provided by a former officer for up to a year and (ii) amounts paid for post- termination covenants, such as a covenant not-to-compete. To provide shareholders a better frame of reference to evaluate this proposal, delineate in the disclosure the percentage of executive officers who are currently subject to such covenants-not-to-compete and an indication of what is currently allocated for payments of post-termination covenants-not-to-compete with respect to current officers. Finally, revise to address, in the proposal, whether the board will establish parameters within which to assess the “reasonableness” of consultancy fees that would be potentially payable to former officers following their termination. We may have further comments.
The proposal has been revised to address the Staff’s comments in the first half of the paragraph above. Regarding the Staff’s comments on covenants not to compete and consultancy fees, those are items that are specifically excluded from the policy and Halliburton sees no reason to expound upon those items. As supplemental information to the Staff, none of the employment agreements for current executive officers have covenants not to compete and no amounts have been allocated for such purposes. Regarding consultancy agreements, any such agreements would be subject to approval by the Compensation Committee, as is any compensation arrangement for an executive officer. The reasonableness of the amount of remuneration would be determined in accordance with the members’ fiduciary duties and business judgment.
2.	Supplement your disclosure in this section to describe the executive officers who are subject currently to severance agreements and describe the amount of benefits currently receivable by such persons in the event of their termination.

The proposal has been revised to address the Staff’s comments.

3.	In explaining why the policy would not apply to current agreements, you state that “do[ing] so would cause Halliburton to unilaterally amend those agreements which could result in a breach of contract...and expose Halliburton to unnecessary legal expenses and potential damages...” Provide us with the basis for your statements. Also, disclose whether the company asked any of the executive officers with existing agreements if they would agree to being subject to the new proposed policy and verify that each such officer rejected the offer. Otherwise, explain to us how such actions would constitute “unilateral” actions.

The policy provides that it applies to a Future Severance Agreement, which is defined as an agreement entered into after the effective date of the policy. The proxy statement has been revised to clarify this. While the questioned language has been deleted from the proxy statement, as supplemental information, accompanying the hard copy of this letter and proxy statement, we are providing a copy of the company’s no-action letter dated January 9, 2006 which addresses the issue of unilaterally modifying such agreements. Because the policy is prospective, no executives with existing agreements were asked whether they would agree to have their agreements modified to be subject to the policy.

4.	You reserve the right for the Board, if it “determine[s] that it is in the best interests of Halliburton and stockholders to enter into an agreement with severance provisions that exceed the Policy...,” and indicate the “Board will seek stockholder approval in advance or within 15 months thereafter.” In the event such approval were to be sought after entering into such an employment agreement, indicate the effect of a “no” vote by the shareholders upon that agreement.

Language has been added to the proposal to address the effect of a stockholder “no” vote with respect to an employment agreement or severance agreement.
Halliburton Company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Halliburton Company’s annual meeting is scheduled for May 17, 2006. Because of the time needed to print and mail the proxy statement, and allow stockholders adequate time to review the material and consider the proposals, we are rapidly approaching a point where the meeting will need to be rescheduled, with considerable expense to the Company and its stockholders. Halliburton would, therefore, appreciate a call from the Staff to discuss any remaining issues as soon as possible.
If you have any questions or require further information, please do not hesitate to contact me, Margaret E. Carriere, Senior Vice President and Corporate Secretary, or Robert L. Hayter, Senior Counsel, at (713) 759-2623, (713) 759-2617 and (713) 759-2616, respectively.
Respectfully submitted,
/s/ Bruce A. Metzinger
Bruce A. Metzinger
Enclosures

cc:	Ms. Mellissa Campbell Duru
Division of Corporate Finance
Margaret E. Carriere
Robert L. Hayter
David J. Lesar

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